Exhibit 4.2
DESCRIPTION OF SECURITIES
The following description sets forth certain material terms and provisions of the securities of Mirion Technologies, Inc. that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of our amended and restated certificate of incorporation (the “Charter”) and our amended and restated bylaws (the “Bylaws”), each as amended, which are filed as exhibits to our Annual Report on Form 10-K filed on [February 25], 2025 (the “Annual Report”). We advise you to read our Charter and Bylaws in their entirety for a complete description of the rights and preferences of our securities. Unless the context otherwise indicates or requires, references to “the Company,” “we,” “us,” “our” and “Mirion” refer to Mirion Technologies, Inc., a Delaware corporation, and its consolidated subsidiaries.
General
Our authorized capital stock consists of 700,000,000 shares of capital stock, par value $0.0001 per share, of which:
500,000,000 shares are designated as Class A common stock (as defined below);
100,000,000 shares are designated as Class B common stock (as defined below); and
100,000,000 shares are designated as preferred stock.
Our board of directors (the “Board”) is authorized, without stockholder approval, except as required by the listing standards of the New York Stock Exchange (the “NYSE”), to issue additional shares of capital stock within these limits.
Common Stock
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.
Class B Common Stock
Holders of shares of our Class B common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. If at any time the ratio at which shares of IntermediateCo (as defined below) Class B common stock, par value $0.0001 per share (“IntermediateCo Class B common stock”), are redeemable or exchangeable for shares of our Class A common stock changes from one-for-one, the number of votes to which our Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.
Except for transfers to us pursuant to the certificate of incorporation of IntermediateCo (the “IntermediateCo Charter”) or to certain permitted transferees set forth in our Charter, the shares of our Class B common stock and corresponding shares of IntermediateCo Class B common stock may not be sold, transferred or otherwise disposed of.
Holders of shares of our Class B common stock are not entitled to economic interests in us or to receive dividends or to receive a distribution upon our liquidation or winding up. However, if Mirion IntermediateCo, Inc., a Delaware corporation (“IntermediateCo”), makes distributions to us other than solely with respect to our Class A common stock, the holders of IntermediateCo Class B common stock will be entitled to receive distributions pro rata in accordance with the percentages of their respective shares of IntermediateCo Class B common stock.
Voting Rights
Except as otherwise required in our Charter or by applicable law, the holders of our common stock will vote together as a single class on all matters on which stockholders generally are entitled to vote.
The holders of the outstanding shares of our Class A common stock shall be entitled to vote separately upon any amendment to our Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of our Class A common stock in a manner that is materially and disproportionately adverse as compared to any alteration or change to our Class B common stock.
The holders of the outstanding shares of our Class B common stock shall be entitled to vote separately upon any amendment to our Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of our Class B common stock in a manner that is materially and disproportionately adverse as compared to any alteration or change to our Class A common stock, subject to certain exceptions set forth in our Charter.
Redemption and Exchange

Under the IntermediateCo Charter, the holders of IntermediateCo Class B common stock have the right (subject to the terms of the IntermediateCo Charter) to require IntermediateCo to redeem all or a portion of their shares of IntermediateCo Class B common stock for, at our election, (1) newly issued shares of our Class A common stock on a one-for-one basis or (2) a cash payment equal to the arithmetic average of the closing stock prices for a share of our Class A common stock for each of three (3) consecutive full trading days ending on and including the last full trading day immediately prior to the date of redemption (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the IntermediateCo Charter. Additionally, in the event of a redemption request by a holder of IntermediateCo Class B common stock, we may, at our election, effect a direct exchange of cash or our Class A common stock for IntermediateCo Class B common stock in lieu of such a redemption. Shares of our Class B common stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of IntermediateCo Class B common stock, redeem or exchange IntermediateCo Class B common stock of such holder of IntermediateCo Class B common stock pursuant to the terms of the IntermediateCo Charter.
Valid Issuance
All shares of our Class A common stock and Class B common stock (our “common stock”) that are outstanding are fully paid and non-assessable. Our common stock is not subject to calls or assessments by us. The rights, powers and privileges of our common stock is subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Preferred Stock
Pursuant to our Charter, our Board has the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Our Board may designate the rights, preferences, privileges and restrictions of our preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series.
The issuance of our preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of our common stock. There are currently no plans to issue any shares of our preferred stock.
Exclusive Forum
Our Charter provides that the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (3) any action asserting a claim against us or any current or former director, officer or other employee of us arising out of or pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”), our Charter or our Bylaws; (4) any action to interpret, apply, enforce, or determine the validity of our Charter or our Bylaws; (5) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (6) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act or any claim for which the federal district courts of the United States have exclusive jurisdiction.
In addition, our Charter provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the federal district courts of the United States have exclusive jurisdiction.
Any person or entity purchasing or otherwise acquiring any interest in our capital stock shall be deemed to have notice of and consented to these provisions and will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Although our Board believes these provisions benefit us by providing increased consistency in the application of Delaware law or federal law for the specified types of actions and proceedings, these provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Limitations on Liability and Indemnification of Officers and Directors
Our Charter provides that we will indemnify our directors to the fullest extent authorized or permitted by applicable law. We have also entered into agreements to indemnify our directors, executive officers and other employees as determined by our Board. Under our Bylaws, we are required to indemnify each of our directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of us or was serving at our request as a director, officer, employee or agent for another entity. We must indemnify our officers and directors against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. Our Charter also requires us to advance expenses incurred by a director or officer in connection with such action, suit or proceeding to the maximum extent permitted under Delaware law. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Charter contains provisions renouncing, to the extent permitted by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to a member of our Board who is not an employee, or any partner, member, director, stockholder, employee or agent of such member. Notwithstanding the foregoing, our Charter does not renounce any interest in a business opportunity that is expressly offered to a director solely in his or her capacity as one of our directors.
Anti-Takeover Effects of Our Charter and Our Bylaws
Our Charter and our Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board. Our Board believes that the benefits of increased protection of the potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.
Issuance of Undesignated Preferred Stock
As discussed above in the section titled “-Preferred Stock,” our Board has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.
Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting
Our Charter provides that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our common stock would not be able to amend our Charter or our Bylaws or remove directors without holding a meeting of stockholders called in accordance with our Bylaws.
In addition, our Charter provides that special meetings of the stockholders may be called only by the chairman of our Board, our chief executive officer or our Board acting pursuant to a resolution adopted by a majority of our Board. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee thereof. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control us.

Election and Removal of Directors
Our Charter and our Bylaws contain provisions that establish specific procedures for appointing and removing members of our Board. Under our Charter and our Bylaws, vacancies and newly created directorships on our Board may be filled only by a majority of the directors then serving on our Board.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Charter provides otherwise. Our Charter does not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our Board as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our Board to influence our Board’s decision regarding a takeover.
Amendment of Our Charter and Our Bylaws
The affirmative vote of holders of not less than: (i) prior to 12:01 am Eastern Time on October 21, 2028 (the “Sunset Time”), 66 2/3%, or (ii) at or following the Sunset Time, a majority, in each case, of the total voting power of all our outstanding securities generally entitled to vote in the election of directors, voting together as a single class will be required to amend, alter, change or repeal specified provisions of our Charter, including those relating to the terms of our common stock, actions by written consent of stockholders, calling of special meetings of stockholders, election and removal of directors, certain indemnification and corporate opportunity matters, and the required vote to amend our Charter and our Bylaws. Our Bylaws may only be amended by our Board or the affirmative vote of holders of not less than: (i) prior to the Sunset Time, 66 2/3%, or (ii) at or following the Sunset Time, a majority, in each case, of the total voting power of all of our outstanding securities generally entitled to vote in the election of directors, voting together as a single class. This requirement of a super-majority vote to approve amendments to our Charter and our Bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
Delaware Anti-Takeover Statute
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•prior to the date of the transaction, our Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons

•who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. Our Board expects the existence of this provision to have an anti-takeover effect with respect to transactions our Board does not approve in advance.
The provisions of Delaware law and the provisions of our Charter and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.
Listing
Our Class A common stock is listed on the NYSE under the symbol “MIR”.
Transfer Agent
The transfer agent for our Class A common stock is Continental Stock Transfer & Trust Company.